Hypo Real Estate
GROUP

07026733

SUPPL

Shareholding Disclosures

13.09.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act - Marshall Wace LLP

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG)

Marshall Wace LLP, The Adelphi, 13th Floor, 1/11 John Adam Street, London WC2N 6HT, United Kingdom („Investment Manager"), notified Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, on 12 September 2007 of the following:

"We, the Investment Manager, hereby inform you according to section 21 para 1 WpHG that on 6 September 2007 we have exceeded the threshold of 5 % of voting rights in Hypo Real Estate Holding AG, Unsöldstraße 2, D-80538 München, ("Issuer"). Henceforth, our share of voting rights in the Issuer amounts to 5.01 % (corresponds 6,720,246).

These are to be ascribed to us pursuant to sec. 22 paragraph 1 no. 6 WpHG.

The voting rights of the following shareholders in Hypo Real Estate Holding AG owning 3 % or more are to be ascribed to us:

Marshall Wace Core Fund Limited, 27 Hospital Road - 5th Floor, PO Box 1748 GT, George Town, Grand Cayman, Cayman Islands."

Munich, 13 September 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

RECEIVED
2007 SEP 19 A 11:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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